Sophia Hudson, P.C. To Call Writer Directly: +1 212 446 4750 sophia.hudson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

March 12, 2024

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	James Giugliano
Joel Parker

Re:	Ferguson plc
Form 10-K for the Fiscal Year Ended July 31, 2023
File No. 001-40066

Ladies and Gentlemen:

On behalf of our client, Ferguson plc, a public company limited by shares incorporated in Jersey (the “Company”), this letter sets forth the Company’s response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) dated March 6, 2024, relating to the Company’s Form 10-K for the Fiscal Year Ended July 31, 2023.

For your convenience, we have reproduced the Staff’s comment preceding the Company’s response below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the Fiscal Year Ended July 31, 2023

General

1. On page XII of your Annual Report to Shareholders you present adjusted operating profit and adjusted EPS-diluted. Please revise to present the most directly comparable GAAP measures to these non-GAAP measures. Refer to Rule 100(a)(1) of Regulation G.

Response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that the disclosures (the “Annual Report Disclosures”) relating to adjusted operating profit and adjusted EPS-diluted included on page XII of the Company’s Annual Report to

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Securities and Exchange Commission

March 12, 2024

Shareholders (the “Annual Report”) comply with the requirements of Rule 100(a)(1) of Regulation G. Rule 100(a)(1) of Regulation G requires that a public disclosure of a non-GAAP financial measure be accompanied by (1) a presentation of the most directly comparable GAAP financial measure and (2) a reconciliation of the differences between the non-GAAP financial measure with the most comparable GAAP financial measure. Each of the Annual Report Disclosures is accompanied by an asterisk directing the reader to a footnote which states, “This is a non-GAAP measure. See pages XV to XVI for more information and a reconciliation of the non-GAAP measure to the most comparable U.S. GAAP measure.” On pages XV and XVI of the Annual Report, the Company presents the most directly comparable GAAP financial measure to adjusted operating profit and adjusted EPS-diluted and provides a reconciliation of the differences between those non-GAAP financial measures with the most comparable GAAP financial measures. Based on the facts described above, the Company respectfully advises the Staff that it believes that the Annual Report Disclosures comply with the requirements of Rule 100(a)(1) of Regulation G because the Company identifies such financial measures as non-GAAP financial measures and directs the reader with reference to page numbers to the most directly comparable GAAP financial measures and a reconciliation of such non-GAAP financial measures to the most comparable GAAP financial measures.

The Company respectfully advises the Staff that the Company does not believe that Item 10(e)(1)(i)(A) of Regulation S-K (which requires that a non-GAAP financial measure included in a filing with the Commission include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure) applies to the Annual Report Disclosures included in the Company’s Annual Report which was submitted to the Commission pursuant to Rule 14a-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Subsection (c) of Rule 14a-3 under the Exchange Act states that an annual report shall be submitted to the Commission “solely for its information” and that such report “is not deemed to be “soliciting material” or to be “filed” with the Commission…except to the extent that the registrant specifically requests that it be treated as a part of the proxy soliciting material or incorporates it in the proxy statement or other filed report by reference”. The Company respectfully advises the Staff that the Company did not request that the Annual Report be treated as a part of the Company’s proxy soliciting material nor did the Company incorporate the Annual Report by reference in any other report filed by the Company with the Commission. Based on the foregoing, the Company respectfully advises the Staff that it believes that the Annual Report Disclosures are not included in a “filing” with the Commission for purposes of Item 10(e)(1)(i)(A) of Regulation S-K and therefore, that the equal prominence requirements of Item 10(e)(1)(i)(A) of Regulation S-K are inapplicable to the Annual Report Disclosures.

In connection with its response to the Staff’s comment, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate contact me at (212) 446-4750 or, in my absence, Julia Danforth at (212) 341-7580 with any questions you may have with respect to the foregoing.

Sincerely,

/s/ Sophia Hudson, P.C.
Sophia Hudson, P.C.

cc:	William Brundage

Chief Financial Officer, Ferguson plc